Filed Pursuant to Rule 424(b)(3)
Registration Statement Nos. 333-162193
333-162193-01

Addendum to the accompanying Prospectus dated September 29, 2009 and
Prospectus Supplement dated September 29, 2009.

Debt Securities

THE ROYAL BANK OF SCOTLAND N.V.
(formerly known as ABN AMRO Bank N.V.) fully and unconditionally guaranteed by ABN AMRO Holding N.V.

On February 6, 2010, ABN AMRO Bank N.V. changed its name to "The Royal Bank of Scotland N.V." All references in the accompanying term sheet or pricing supplement, any related product supplement or underlying supplement, the prospectus supplement dated September 29, 2009 (the "Prospectus Supplement") and the prospectus dated September 29, 2009 (the "Prospectus") to "ABN AMRO Bank N.V." (except to the extent such reference is to the new legal entity named ABN AMRO Bank N.V. that will be ultimately owned by the State of the Netherlands as discussed below) should be deemed to refer to "The Royal Bank of Scotland N.V." We refer to all these documents as the "Offering Documents."

The name change is not a change of the legal entity that issued or will issue the securities (the "Securities") referred to in the Offering Documents, and it does not affect any of the terms of the Securities. The Securities will continue to be fully and unconditionally guaranteed by The Royal Bank of Scotland N.V.'s parent company, ABN AMRO Holding N.V.

From February 6, 2010 onwards, the name "ABN AMRO Bank N.V." will be used by a separate legal entity that will ultimately be owned by the State of the Netherlands. Nether the new entity named ABN AMRO Bank N.V. nor the State of the Netherlands will, in any way, guarantee or otherwise support the obligations under the Securities.

The Royal Bank of Scotland N.V. is also an affiliate of The Royal Bank of Scotland plc and The Royal Bank of Scotland Group plc; however, neither of these entitles nor the UK government will, in any way, guarantee or otherwise support the obligations under the Securities.

If the accompanying pricing supplement is dated before September 29, 2009 (an "Old Pricing Supplement"), you should read the Old Pricing Supplement, which contains the specific terms of the offered Securities, together with this addendum and the Prospectus and the Prospectus Supplement. When you read an Old Pricing Supplement, please note that all references in the Old Pricing Supplement to a prospectus dated September 29, 2006 of ABN AMRO Bank N.V. and ABN AMRO Holding N.V. (or to any section of such prospectus), should refer instead to the Prospectus or to the corresponding section of the Prospectus, as applicable, and all references in the Old Pricing Supplement to a prospectus supplement dated September 29, 2006 of ABN AMRO Bank N.V. and ABN AMRO Holding N.V. (or to any section of such prospectus supplement), should refer instead to the Prospectus Supplement or to the corresponding section of the Prospectus Supplement, as applicable. The accompanying Prospectus supersedes the prospectus dated September 29, 2006 and the accompanying Prospectus Supplement supersedes the prospectus supplement dated September 29, 2006.

The Royal Bank of Scotland N.V. and RBS Securities Inc. will, and other affiliates of The Royal Bank of Scotland N.V. may, use this addendum and the other Offering Documents in connection with new offerings of Securities or in connection with offers and sales of Securities in market-making transactions.

RBS Securities Inc.

Addendum dated February 8, 2010